THE ARVIND MILLS LIMITED

Naroda Road, Ahmedabad -380 025, India.
Phone : (079) 22203030 Fax : (079) 22201396

A MEMBER OF THE LALBHAI GROUP

82-3708

RECEIVED

2004 NOV -9 A 8:5

OFFICE OF INTERNATIONAL CORPORATE FINANCE

20th October, 2004

Securities & Exchange Commission
Office of International -
Corporate Finance
Room 3094 - Stop 3-6
450 Fifth Street, N. W.
WASHINGTON, DC 20549

04046026

SUPPL

Dear Sirs,

We hereby inform you that a meeting of the Board of Directors of the Company will be held on Thursday the 28th October, 2004 to take on record the quarterly Unaudited Financial Results of the Company for the 2nd quarter ended on 30th September, 2004.

Thanking you,

Yours faithfully,

R.V. Bhimani
Company Secretary

PROCESSED
NOV 10 2004
THOMSON FINANCIAL

dw 11/10

Arvind